UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0697 Expires: May 31, 2016 Estimated average burden hours per response....480.61

FORM SD
Specialized Disclosure Report

TOWER SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

ISRAEL	000-24790	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Ramat Gavriel Industrial Park P.O. Box 619, Migdal Haemek, Israel	23105
(Address of principal executive offices)	(Zip Code)

Nati Somekh
Telephone: +972-4-650-6109

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Tower Semiconductor Ltd. for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). Unless the context indicates otherwise, “Tower,” “we,” “us” and “our” refers to Tower Semiconductor Ltd. and its consolidated subsidiaries (but excluding TowerJazz  Panasonic Semiconductor Co., Ltd., of which we acquired 51% in 2014).The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.  The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the necessary conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”.  If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries.  Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free”.

We use the term “conflict free” in this Form SD in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed groups in the Covered Countries.

Company Overview

We are a pure-play independent specialty foundry dedicated to the manufacture of semiconductors. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. We manufacture semiconductors for our customers primarily based on third party designs. We currently offer the manufacture of ICs with geometries ranging from 1.0 to 45-nanometers. We also provide design support and complementary technical services.  ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

Overview of Tower’s Conflict Minerals Program

As a semiconductor manufacturer, we are knowledgeable of the materials needed for our production process and products manufactured.  We know that tantalum and tungsten are necessary for the production of certain of our products. These minerals are obtained, via our direct suppliers, from sources worldwide.

 Supply Chain Description

Our integrated circuits are manufactured in Tower’s own fabrication facilities (“fabs”).  Although tungsten is used in our production process and a small number of our products manufactured contain tantalum, Tower does not purchase any necessary conflict minerals directly from mines and is many steps removed in the supply chain from the mining of the necessary conflict minerals. We purchase materials used in our products from our suppliers and some of those materials may contain necessary conflict minerals that are used in our products and/or production process.  We rely on our direct suppliers to assist with our reasonable country of origin inquiry and due diligence efforts, including the identification of smelters and refiners, for any necessary conflict minerals contained in the materials which they supply to us.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01                      Conflict Minerals Disclosure and Report

Conclusion Based on Reasonable Country of Origin Inquiry (RCOI)

Tower has concluded that during 2014, Tower manufactured, and contracted to manufacture, products as to which conflict minerals were necessary to the functionality or production of our products. As a result, we conducted in good faith a reasonable country of origin inquiry (RCOI) that was reasonably designed to determine whether any of the necessary conflict minerals in our products originated in the DRC or an adjoining country, or were from recycled or scrap sources. Two of our suppliers indicated that their supply chain includes smelters or refiners sourcing from the Covered Countries; however, these suppliers confirmed that each of these smelters and refiners has been certified as “conflict-free” by an internationally-recognized validation scheme for 3TG smelters and refiners or have provided documentation to the supplier that they use recycled or scrap sources. Accordingly, we conducted due diligence to determine the source and chain of custody of these conflict minerals. Our due diligence was designed to conform to an internationally recognized due diligence framework, specifically the Organization for Economic Co-operation and Development (OECD) “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance)”, 2nd edition (2013). A description of our due diligence measures is set forth herein.

Description of Reasonable Country of Origin Inquiry Efforts

Below is a description of our efforts to determine whether any of the necessary conflict minerals in our products originated in the Covered Countries during 2014.

We conducted an analysis of our production process and products manufactured and found that tungsten is used in our production process and a small number of our products manufactured contain tantalum.

For 2014, we conducted a supply chain survey with our direct suppliers to obtain country of origin information for the necessary conflict minerals in our products using the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI) (“EICC-GeSI”) conflict minerals reporting template. These supply chain survey requests direct suppliers to identify the smelters and refiners and countries of origin of the necessary conflict minerals in products they supply to Tower. We received responses from all direct suppliers and then checked to confirm that each facility had received a “conflict free smelter” designation from an independent third party audit program.

The due diligence measures that we performed are discussed further in the conflict minerals report filed as Exhibit 1.01 hereto.

Conflict Minerals Disclosure

This Form SD and the conflict minerals report, filed as Exhibit 1.01 hereto, are publicly available at www.towerjazz.com as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02                      Exhibit

Reference is made to Section 2, Item 2.01 of this Report.

SECTION 2 – EXHIBITS

Item 2.01                      Exhibits

Exhibit 1.01 – conflict minerals report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Tower Semiconductor Ltd.
(Registrant)

/s/ Nati Somekh	May 29, 2015
By: Nati Somekh, Corporate Secretary	(Date)